UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thompson, Thomas H.
   13170-B Central SE, Suite 306
   Albuquerque, NM  87123
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   (TLAB)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |11/21/|G   |V|1,000             |D  |           |13,200 (1)         |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Options  (Rights|$ 28.875|7/31/|J   |V|12,000     |A  |1/31/|7/31/|Common Stock|12,000 |       |            |   |            |
 to Buy)  (2)         |        |96   |    | |           |   |97   |01   |            |       |       |            |   |            |
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Stock Options  (Rights|$ 22.25 |     |    | |           |   |     |     |Common Stock|12,000 |       |            |   |            |
 to Buy)  (3)         |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Options  (Rights|$  8.437|     |    | |           |   |     |     |Common Stock|12,000 |       |36,000 (1)  |D  |            |
 to Buy)  (3)         |5       |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1)The end of period holdings have been modified to reflect the effect of the 2-for-1 split effective November 15,
1996.
(2) Grant to reporting person under the Tellabs, Inc. 1987 Stock Option Plan for Non-employee Directors which is an exempt plan under former Rule 16b-3. This grant was originally made for 6,000 shares at per share exercise price of $57.75 and has been adjusted to reflect the effect of the 2-for-1 stock split effective Novemer 15, 1996.
(3) These stock options were previously reported as options for 6,000 shares each at per share exercise prices of $44.50 and $16.875, respectively, and have been adjusted to reflect the effect of the 2-for-1 stock split effective November 15,
1996.
SIGNATURE OF REPORTING PERSON
Thomas H. Thompson